FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

On December 7, 2011, the Registrant filed an immediate report with the Israeli Securities Authority pursuant to which it reported the results of the Special General Meeting of the Shareholders of the Company convened on December 7, 2011, as follows:

1.	The re-appointment of Mr. Gad Arbel as an external director for a second term of three years ending on October 12, 2014.

The shareholders resolved to vote for the proposal.

The amount of shares voted: 22,406,383.70

The amount of shares voted for: 22,400,253.70

The amount of shares voted which were not deemed as held by persons who have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 5,860,171 of which 5,854,121 voted for approval of the transaction.

The amount of shares voted against: 6,050

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 99.89%

The percentage of voters who voted against, out of the total voting rights in the Company: 0.02%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 8, 2011